                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be included in statements filed pursuant to 13d-1(a)  and amendments thereto filed pursuant to 13d-2(a)

                             TEARDROP GOLF COMPANY
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)



                                    878190
                                (CUSIP Number)


                            Douglas H. Walter, Esq.
                          Jones, Day, Reavis & Pogue
                                77 West Wacker
                            Chicago, IL 60601-1692
                                (312) 269-4109
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 8, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                        (Continued on following pages)

                                  Page 1 of 8
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-----------------------                                  ---------------------
  CUSIP NO. 878190               SCHEDULE 13D              PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JRH GOLF CORPORATION
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            237,357

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             237,357

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      237,357

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 878190               SCHEDULE 13D              PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James R. Hansberger
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          237,357
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          237,357
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      237,357

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

     This Statement relates to shares of common stock, $0.01 par value per share (the "Shares"), of TearDrop Golf Company (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 1080 Lousons Road, Union, New Jersey, 07083.

Item 2.  Identity and Background

     JRH Golf Corporation (formerly known as RAM Golf Corporation) ("JRH") is a corporation organized under the laws of the State of Delaware. JRH is engaged in the manufacturing, distributing, promoting, marketing and selling of insert putters. JRH's principal business address is, and its principal offices are located at, 2020 Indian Boundry Drive, Melrose Park, Illinois, 60160.

     James R. Hansberger ("Hansberger", and together with JRH, the "Reporting Persons") is the principal stockholder, President and a member of the Board of Directors of JRH. Hansberger is a United States citizen whose residence address is 809 Red Stable Way, Oakbrook, Illinois, 60521.

     The following sets forth a list of the names and present principal occupations or employment of each director and executive officer (except Hansberger (see immediately preceding paragraph)) of JRH:

NAME                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                 ------------------------------------------

Robert Hansberger    Director of JRH and Chairman of Futura Corporation, a
                     private holding company. Futura Corporation's business address is 380 Park Center, Boise, Idaho, 83706.

Frank Heffley        Secretary and Vice President of Manufacturing of JRH

Each of the executive officers and directors of JRH listed above (the "Executives") are citizens of the United States. The business address of Robert Hansberger is 380 Park Center, Boise, Idaho, 83706.. The business address of Frank Heffley is 2020 Indian Boundry Drive, Melrose Park, IL, 60160.

     During the last five years, none of the Reporting Persons or Executives has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On December 29, 1997 (the "Closing Date"), JRH and RAM Golf UK, LTD., a UK corporation ("RAM UK", and together with JRH, "Sellers") sold a substantial portion of their assets and properties on a going concern basis (the "Acquisition") to TearDrop Ram Golf Company ("TearDrop RAM"), a wholly owned subsidiary of the Company. JRH received the following consideration from TearDrop RAM in connection with the Acquisition: (a) cash; (b) 83,007 Shares held in escrow subject to an escrow agreement (see Item 6 (paragraph 2), the response to which is hereby incorporated by reference, for additional information concerning the terms of the escrow agreement); (c) 100,000 Shares held in escrow subject to an escrow agreement (see Item 6 (paragraph 3), the response to which is hereby incorporated by reference, for additional information concerning the terms of the escrow agreement); (d) 4,350 Shares; (e) a warrant (the "Warrant") to purchase 50,000 Shares within a specified period of time at $6.625 per share (see Item 6 (paragraph 5), the response to which is hereby incorporated by reference, for additional information concerning the terms of the Warrant); and (f) an assumption by TearDrop RAM of certain ordinary course liabilities of JRH incurred prior to the Closing Date.

     The Shares and Warrant received by JRH in connection with the Acquisition were not registered under the Securities Act of 1933, as amended (the "1933 Act") and are thus subject to various resale and other transfer restrictions. Refer to Item 6 (fourth paragraph), the response to which is hereby incorporated by reference, for additional information concerning the registration rights granted by the Company to JRH with respect to the Shares and Warrant received in connection with the Acquisition.

     The 183,007 Shares issued to JRH in connection with the Acquisition and held in escrow are subject to certain purchase price adjustments whereby the number of Shares that will actually be received by JRH upon settlement of the escrow may be higher or lower depending upon (a) the audited value of inventory items acquired by TearDrop RAM and (b) required deliveries of inventory required to meet the short term working capital needs of TearDrop Ram. See Item 6, the response to which is hereby incorporated by reference, for additional information concerning the purchase price adjustments and the escrow agreements.

Item 4.  Purpose of Transaction

     JRH acquired the Shares and the Warrant for investment purposes.

     Of the Shares the Reporting Persons may be deemed to beneficially own (as discussed in detail in Item 5), 50,000 relate to Shares the Reporting Persons have a present right to acquire through the exercise of the Warrant. The Warrant is more fully described in Item 6, the response to which is hereby incorporated by reference.

     See Items 3 and 6, the responses to which are hereby incorporated by reference, for additional information concerning certain purchase price adjustments whereby the number of shares that will actually be received by JRH upon settlement of the escrow may be higher or lower and information concerning the escrow agreements and the purchase price adjustments.

     Except as set forth above, no Reporting Person or Executive has formulated any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company's securities to be de-listed, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     JRH may be deemed the beneficial owner of 237,357 Shares, representing approximately 6.4% of the Shares issued and outstanding at January 15, 1998 (based upon information obtained from the Company), with respect to 237,357 Shares of which JRH has sole voting and dispositive power and 0 Shares of which JRH has shared voting and dispositive power.

     Hansberger may be deemed the beneficial owner of 237,357 Shares, representing approximately 6.4% of the Shares issued and outstanding at January 15, 1998 (based upon information obtained from the Company), with respect to 0 Shares of which Hansberger has sole voting and dispositive power and 237,357 Shares of which Hansberger has shared voting and dispositive power. Hansberger may be deemed the indirect beneficial owner of the Shares due to his power to direct the voting and disposition of the Shares through his position as the controlling stockholder of JRH, the direct beneficial owner of the 237,357 Shares. Hansberger shares voting and dispositive power over these 237,357 Shares with Robert Hansberger, the other member of Board of Directors of JRH identified in Item 2.

     Of the 237,357 Shares beneficially owned by each of the Reporting Persons, 50,000 relate to Shares the Reporting Persons have a present right to acquire through the exercise of the Warrant, as more fully discussed in Item 6 (fifth paragraph).

     Other than in connection with the Acquisition, none of the Reporting Persons or Executives has effected any other transactions in Shares during the preceding sixty days.

     TearDrop RAM may have the right to receive or the power to direct the receipt of dividends with respect to 183,007 of the 237,357 Shares beneficially owned by the Reporting Persons. The 183,007 Shares are held in escrow as described in Item 6, the response to which is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On December 19, 1997, the Company, TearDrop RAM, JRH, RAM UK and Hansberger entered into an asset purchase agreement (the "Purchase Agreement") whereby the Company agreed to acquire a substantial portion of the assets of Sellers in exchange for cash, Shares and a warrant to purchase additional Shares at a specified value. The Shares issued to JRH in connection with this Acquisition were issued by the transfer agent pursuant to the terms of the Purchase Agreement on January 8, 1998. See Item 3 for additional information, the response to which is hereby incorporated by reference.

     On December 29, 1997, JRH and TearDrop RAM entered into an Escrow Agreement (the "Inventory Escrow Agreement", a copy of which is attached hereto as Exhibit II and incorporated herein by reference) whereby 83,007 Shares used as consideration (the "Inventory Escrow Shares") in the Acquisition were placed in escrow. Pursuant to the Inventory Escrow Agreement, the escrow agent (the "Inventory Agent") will release some or all of the Inventory Escrow Shares to JRH upon the completion of an audit of the value of the inventory purchased by TearDrop RAM from JRH. If the audited inventory value exceeds a specified amount, the Inventory Agent will release all 83,007 Inventory Escrow Shares to JRH and transfer additional Shares to JRH with a value equal to the excess, with each share valued at $6.625 per share. If the inventory value does not exceed the specified amount, the Inventory Agent will return a portion of the Inventory Escrow Shares (the "Holdback Shares") to TearDrop RAM with a total value equaling the deficiency, with each Inventory Escrow Share valued at $6.625. JRH does not believe that any such Holdback Shares will have any meaningful impact on the information disclosed in this statement.

     On December 29, 1997, JRH and TearDrop RAM entered into an Escrow Agreement (the "Delivery Escrow Agreement", a copy of which is attached hereto as Exhibit III and incorporated herein by reference) whereby 100,000 Shares used as consideration (the "Delivery Escrow Shares") in the Acquisition were placed in escrow. Pursuant to the Delivery Escrow Agreement, the escrow agent (the "Delivery Agent") will release all 100,000 Delivery Escrow Shares to JRH upon the receipt of a notice indicating that TearDrop RAM has received, on or prior to March 19, 1998, the dollar amount of the inventory with respect to JRH products ordered from vendors located outside of the United States that is necessary to satisfy 75% of its forecasted sales through April of 1998. If TearDrop RAM does not receive such amount on or prior to March 19, 1998, the Delivery Agent will transfer the 100,000 Delivery Escrow Shares to TearDrop RAM.

     On December 29, 1997, the Company and JRH entered into a registration rights agreement (the "Registration Agreement") whereby the Company granted JRH registration rights under the 1933 Act for the registration with the Securities and Exchange Commission (the "Commission") of the Warrant and the Shares received by JRH (including Shares that may be issued to JRH upon exercise of the Warrant) in connection with the Acquisition. Pursuant to the terms of the Registration Agreement, the Company agreed to file a shelf Registration Statement on Form S-3 with the Commission within 120 days of the Closing Date. The Registration Agreement mandates that the Company use its best efforts to have the shelf registration statement declared effective by the Commission within 160 days of the Closing Date. The Company agreed to pay all expenses in connection with a registration pursuant to the Registration Agreement.

     On December 29, 1997, and in connection with the Acquisition, the Company granted JRH the Warrant to purchase Shares of the Company. Pursuant to the terms and conditions of the grant (the "Warrant to Purchase Common Stock", a copy of which is attached hereto as Exhibit IV and incorporated herein by reference), JRH is entitled to purchase from the Company fifty-thousand (50,000) fully paid, validly issued and nonassessable Shares at a price of $6.625 per Share at any time or from time to time during the period from December 29, 1997 to December 29, 2002. The Warrant has not been registered under the 1933 Act and neither the Warrant nor any interest therein may be sold, transferred, pledged or otherwise disposed of in the absence of such registration or an exemption therefrom under the 1933 Act and the rules and regulations thereunder. As discussed in the previous paragraph, the Registration Agreement covers the registration of this Warrant. JRH has not exercised all or any part of the Warrant as of the date of this filing of this Statement.

Item 7.  Material to Be Filed as Exhibits

  Exhibit I:     Joint Filing Agreement
  Exhibit II: Escrow Agreement dated December 29, 1997 in connection with 83,007 Inventory Escrow Shares
  Exhibit III: Escrow Agreement dated December 29, 1997 in connection with 100,000 Delivery Escrow Shares
  Exhibit IV:    Warrant to Purchase Common Stock of  the Company

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 1998            /s/ James R. Hansberger
                                   ---------------------------
                                   Name: James R. Hansberger



                                   JRH GOLF CORPORATION


                                   /s/ James R. Hansberger
                                   ------------------------------
                                   BY:  James R. Hansberger
                                   ITS: President